UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radiant Logistics, Inc.

Full Name of Registrant

Former Name if Applicable

Triton Tower Two, 700 S Renton Village Place, Seventh Floor

Address of Principal Executive Office (Street and Number)

Renton, Washington 98057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Radiant Logistics, Inc. (the “Registrant” or “Company”) is unable, without unreasonable effort or expense, to file its Form 10-Q for the quarter ended December 31, 2021 (the “Form 10-Q”) within the prescribed time period for the reason describe below. The Registrant currently anticipates that it will file the Form 10-Q within the additional time provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously disclosed in the Company’s Current Report on Form 8-K filed on December 13, 2021, the Company experienced a ransomware attack on December 8, 2021, which affected its operational and information technology systems. The Company’s internal security teams, supported by leading cyber defense firms, took active steps to assess, contain and remediate this incident. While the Company’s systems recovery efforts are complete, the efforts to respond to the attack and to recover from its impact have resulted in a delay in the completion of the Company’s financial statements for the quarter ended December 31, 2021.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which are based on the Registrant’s current expectations, estimates, and projections about the Registrant’s and its subsidiaries’ businesses and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Registrant undertakes no obligation to revise or update publicly any forward-looking statements for any reason. These statements include, but are not limited to, statements about the anticipated timing of the filing of the Registrant’s Form 10-Q for the quarter ended December 31, 2021. Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such differences include, but are not limited to, those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s most recent Form 10-K filed with the Securities and Exchange Commission (“SEC”), and similar disclosures in subsequent reports filed with the SEC.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Todd E. Macomber	(800)	843-4784
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report financial results reflecting a material increase in revenue and net income for the quarter ended December 31, 2021 as compared to the quarter ended December 31, 2020. Due to the delays described in Part III above, a reasonable estimate of the results cannot be made at this time. Financial results will be reported in conjunction with the filing of the Registrant’s Form 10-Q for the quarter ended December 31, 2021.

Radiant Logistics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 8, 2022	By	/s/ Todd E. Macomber
Todd E. Macomber
Senior Vice President and Chief Financial Officer